MyTravel

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

02 OCT -9 AM 9:05

7 October 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549

02055320

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 4 October 2002, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

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Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group PLC	Holding(s) in Company		15:24 4 Oct 02

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Meditor Capital Management Limited

3. Please state whether notification indicates that it is in respect of holding of the sharehol above or in respect of a non-beneficial interest or in the case of an individual holder if it is person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares he them

Morstan Nominees Ltd.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

4 October 2002

12. Total holding following this notification

15,403,500

13. Total percentage holding of issued class following this notification

3.112%

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notifica

Greg McMahon – Group Company Secretary

Date of notification

4 October 2002

END